Exhibit 99.1

News Release

PartnerRe Ltd. Completes Offering of 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J

PEMBROKE, Bermuda, March 15, 2021 – PartnerRe Ltd. (“PartnerRe”) today announced that it has completed its offering of 8 million shares of its 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J (the “Series J Preferred Shares”), for gross proceeds of $200 million.

The Series J Preferred Shares, which have a liquidation value of $25.00 per share, are expected to trade on the New York Stock Exchange under the symbol “PRE PR J”.

PartnerRe intends to use the net proceeds from this offering for general corporate purposes, which may include the redemption or repurchase in part of PartnerRe’s issued and outstanding preferred shares.

The offering was made by PartnerRe pursuant to an effective shelf registration statement previously filed with the Securities Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or our results of operations. Forward-looking statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ, potentially materially, from those reflected in such forward-looking statements. Forward-looking statements are not guarantees of performance. We caution that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this press release. We do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes. Additional factors that may affect future results and conditions are described in our filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020.

PartnerRe Ltd.	Telephone +1 441 292 0888
Wellesley House South, 5th Floor 90 Pitts Bay Road	Fax +1 441 292 6080 www.partnerre.com
Pembroke, Bermuda HM 08

News Release

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At December 31, 2020, total assets were $26.9 billion, total capital was $9.3 billion and total shareholders’ equity was $7.3 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell Investor Contact: Ryan Lipschutz

PartnerRe Ltd.	Telephone +1 441 292 0888
Wellesley House South, 5th Floor 90 Pitts Bay Road	Fax +1 441 292 6080 www.partnerre.com
Pembroke, Bermuda HM 08